CONFIRMING STATEMENT

This Statement confirms that the undersigned, Douglas E. Brough, Ph.D., has authorized and designated either Paul H. Fischer or Douglas J. Swirsky to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in the securities of GenVec, Inc.  The authority of Paul H. Fischer or Douglas J. Swirsky under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the ownership of or transactions in the securities of GenVec, Inc., unless earlier revoked in writing.  The undersigned acknowledges that neither Paul H. Fischer nor Douglas J. Swirsky is assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934, as amended.

Date: June 21, 2011	/s/ Douglas E. Brough
Douglas E. Brough, Ph.D.